The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03)5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

October 23, 2003

Office of International Corporate Finance
Division of Corporate Financ[redacted]
Securities and Exchange Co[redacted]
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

SUMMARY OF "FINANCIAL HEALTH IMPROVEMENT PLAN"

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

Summary of "Financial Health Improvement Plan"

September 2003

Mitsui Trust Holdings, Inc.

1. Measures to streamline the management

(1) Management strategy

Operating activities that enhance profitability will be a focus at individual subsidiary banks that have been split by customer market.

[The Chuo Mitsui Trust & Banking ("CMTB")] Retail trust operations, banking operations, real estate operations, and stock transfer agency operations will be developed in individual and business company markets.
[Mitsui Asset Trust & Banking ("MATB")] Activities targeting institutional investors including pension funds, pension trust operations and securities trust operations will be developed.

(2) Response to Business Improvement Administration Orders for the term ended March 2003

Mitsui Trust Holdings, Inc. ("MTH") received the Business Improvement Administration Orders from the Financial Services Agency, mainly due to the record of a current profit for the term ended March 2003 that deviated from its target.

While we secured net business profits before trust account write-offs that were almost on a par with the target set in the Financial Health Improvement Plan in the term ended March 2003, net income did not reach the target level due to the aggressive disposal of non-performing loans in response to the Program for Financial Revival; the disposal of the security holdings under the sluggish market condition; and booked deferred tax assets under further conservative estimates.

We will take comprehensive steps to enhance profitability in all business areas of the Group, to achieve substantial gains and comply with the current Business Improvement Administration Orders. We will also endeavor to take additional, more radical restructuring measures than those called for under the current plan.

(3) Measures to streamline the management

To create a low-cost, flexible business operation system, the Group has prepared major restructuring plans. Also we will draft and execute a yet more radical restructuring plan based on the recognition that further restructuring of the Group is essential to strengthen profitability.

Unit: %	FY3/03	FY3/04	FY3/05	FY3/06	FY3/07
Overhead Ratio	44.10	41.02	35.75	31.91	28.16

We will further cut costs by promoting the additional restructuring measures shown below, as well as by taking comprehensive steps to enhance profitability in all business areas of the Group.

Unit: yen billion	FY3/03	FY3/04	FY3/05	FY3/06	FY3/07
Personnel + Non-personnel expenses	142.8	132.9	119.7	115.5	110.7

(i) Personnel expenses

Unit: yen billion, Number of employees	FY3/03	FY3/04	FY3/05	FY3/06	FY3/07
Personnel expenses	68.4	64.3	57.9	55.4	52.8
Number of employees	6,021	5,260	4,850	4,500	4,250

The employee headcount will be reduced a further 750 from initial projection of 5,000 employees at the end of March 2006. This means that the workforce reduction for the period from the term right before the merger (end of March 2000) to the end of March 2007 will total 3,602 (down 46%).

For personnel expenses, the wage level has already been reduced from the average of the former Chuo Trust & Banking and former Mitsui Trust & Banking at the time of the integration of personnel systems in January 2001, and a further cut in personnel expenses is planned in the future by means of the above additional headcount reduction, etc. In the year through March 2007, personnel expenses will be reduced ¥15.6 billion (down 23%) from the actual personnel expenses in the term ended March 2003.

(ii) Non-personnel expenses

Unit: yen billion	FY3/03	FY3/04	FY3/05	FY3/06	FY3/07
Non-personnel(total)	74.4	68.6	61.8	60.1	57.9
Excluding IT expenses	53.4	47.9	42.6	41.4	40.3

Further cuts in non-personnel expenses are planned through additional closures of branches and cost reductions.

In the year through March 2007, non-personnel expenses are to be reduced ¥16.5 billion (down 22%) compared to the actual non-personnel expenses in the term ended March 2003.

(iii) Number of branches (CMTB)

Unit: branch	FY3/03	FY3/04	FY3/05	FY3/06	FY3/07
Number of branches	72	70	65	65	65

The number of domestic branches of CMTB will be reduced from the current 72, to 65 branches. This will bring the total reduction in branch numbers to about 100 (down about 60%), from the 166 branches existing at the time of merger in April 2000.

(iv) Subsidiaries and affiliates

- Most of the subsidiaries and affiliates have already been consolidated since the merger. By making clear the strategic position of individual subsidiaries in the Group, and cooperation with other companies, we will promote operations that can foster efficiency and maximize earnings in the future.
- As part of measures to address the non-performing loans business, we will continue to consider new ways to secure earnings by utilizing subsidiaries.

(v) Increase in gross operating profit

- CMTB

  For money-related operations, CMTB will improve the profitability of the loan portfolio by accumulating mainly individual loans and housing loans, as well as real estate non-recourse loans, and will improve its gross profit margin by ensuring appropriate loan spreads and tracking interest rates on fund procurement.

  In addition, CMTB will redouble its efforts to sell investment products and shift management resources to business areas that are likely to benefit from market expansion in the future, such as real estate and stock transfer agency operations, and areas in which the Group has competitive advantage, thereby increasing commission income.
- MATB

  By further bolster its asset management capability, for which it is already recognized, as well as consultation capability that encompasses the entire retirement benefits system, MATB will accumulate trust assets mainly in pension assets.

2. Table 1 Digest version

[Combined totals of CMTB and MATB]

(Unit: yen billion)

	FY3/03 Actual	FY3/04 Projection	FY3/05 Projection	FY3/06 Projection	FY3/07 Projection
Gross operating profit(*1)	338.8	338.8	350.5	379.1	411.2
Operating expenses	149.4	139.0	125.3	121.0	115.8
Pre-provision profit (*2)	189.3	199.8	225.2	258.1	295.4
Credit costs (*3)	121.5	68.0	31.0	20.0	20.0
Net stock related profit	-83.2	-16.0	-20.0	0.0	0.0
Recurring profit	-37.9	94.8	163.3	226.0	263.2
Net income	-103.6	52.7	89.6	136.6	158.6
Overhead Ratio	44.10%	41.02%	35.75%	31.91%	28.16%

(*1) Before trust account write-offs
(*2) Effective net operating profit: Net operating profit before trust account write-offs & before transfer to the general reserve for possible loan losses
(*3) Credit costs: amount of the general reserve for possible loan losses + amount of losses from the disposal of non-performing loans + trust account write-offs

3. Measures to establish a responsible management system

(1) Corporate Governance



General Meeting of Shareholders
Mitsui Trust Holdings
[Holding company for administration of business activities]
Group management strategic planning, supervision of business activities, allocation of management resources, monitoring of risk management and internal controls
Corporate Auditors/Board of Corporate Auditors
Board of Directors
Advisory Board
Executive Committee
Full-time Directors (some directors)
[Management Planning Division]
Management planning function
Group management strategic planning
Financing
IR function
[Risk Management Division]
Overall risk management function
Risk Management
Compliance
[Internal Auditing]
Internal auditing
Chuo Mitsui
Mitsui Asset

(2) Management philosophy based on the social nature and public responsibility of a financial institution

The Group aims to be a corporate group that comes up to customer expectations and makes a broad contribution to society through transparent, effective management.

(3) Management decision making process and functions in a cross-check capacity

<Authority/responsibility system for staff and directors, including the board members of the Group and cross-check>

(i) Board of Directors: Supervision of the operational performance of the President

(ii) Auditors: Attendance at meetings of the Board of Directors and provision of opinions, audit of violations of laws and regulations or the Articles of Incorporation by directors

(iii) Establishment of an Executive Committee as a consultative body for important matters involving management

(4) Organizations at the holding company

(i) Board of Directors, Directors

Appointing the full-time managing directors at the holding company ensures functions in a cross-check capacity to supervise the managing directors of the subsidiary banks.

(ii) Board of Corporate Auditors, Auditors

Auditors include outside auditors, full-time auditors of the holding company, and auditors who serve both the holding company and subsidiary banks concurrently. A system under which proper audit and functions in a cross-check capacity is ensured.

(iii) Advisory Board

The Advisory Board consists of external experts, and is designed to provide advice on general management.

The state of progress of this plan will also be reported to the Advisory Board from time to time.

(iv) Group management execution/control

Subsidiary banks are charged with business management functions, and the holding company will specialize in Group management strategy planning, business activity administration, overall risk management, and internal control administration functions, as a holding company for administration of business activities.

The holding company will examine important matters at subsidiary banks, thereby aiming to maximize Group earnings and respond to the weakening of the self-checking function caused as a result of higher performance.

(5) System to monitor the state of the implementation

A "Financial Health Improvement Plan Promotion Committee" will be

established as a management-level committee at the holding company. The committee will monitor the state of progress of the plan.

4. Measures to prevent an outflow of profit, including an outflow of profit through dividend payments

(1) Basic concept

Maintenance of a high capital-adequacy ratio and stable distribution of profit to shareholders

(2) Dividends

Concerning the severe economy situation and market environment, we have decided to retain the earning fully to ensure financial stability for the year ended March 2003.

It is planned that an annual dividend of ¥2.5 per common share is to be paid in the year to March 2004.

(3) Compensation/Bonuses for directors

(i) Bonuses: Bonuses were no longer being paid at the time of the merger, and has not been paid since then.

(ii) Compensation: Compensation was reduced at the time of merger, and has since been lowered further, in steps. Compensation was cut about 50% for top management compared to the pre-reduction level.

5. Measures to facilitate the extension of loans and other credits

(1) Basic efforts < CMTB >

- "Corporate loan business"
  CMTB will actively respond to customer needs not only by extending loans but also by providing fund-raising methods utilizing trust functions. In particular, CMTB will continue to place top priority on loans to small and medium enterprises ("SMEs").
- "Personal loan business"
  CMTB will continue to promote active engagement in housing loan operations based on close relationships with real estate companies.

(2) Specific method (loans to SMEs)

- Comprehensive guidance to branch offices by the head office
- Setting of a specific target figure for loans to SMEs by branch
- Inclusion of growth in loans to SMEs as an important target item in the performance evaluation standards
- Provision of special treatment for sound SME borrowers by offering preferential interest rates
- Establishment of a "housing provision fund" for small developers located in Tokyo, that engage in sound housing provision businesses
- Provision of funds through asset-backed financing
- Promotion of information development activities
- Enhancement of a range of advisory functions for customers
- Aggressive investment in venture companies with promising technology or products and support for their growth working with our subsidiary, Chuo Mitsui Capital Co., Ltd.
- Use of policy finance for SMEs.

(3) Review of organizations/systems

- Development of a branch support system
  The Structured Finance Department, etc. will step up its accumulation of know-how and specialization, thereby developing a branch support system involving asset finance operations, information development, and advisory functions.
- Initiatives by the department in charge of developing new customers
  The department in charge of developing new customers will develop a system to increase lending, with top priority being placed on further lending to SMEs.

(4) Efforts to extend loans

- Enhancement of the profitability of loan assets
  - Promotion of the spread and establishment of a standard interest rate system, as well as improvement in the loan spread through the introduction of a new long-term prime rate system
- Creation of a sound loan portfolio
  - Promotion of activities to avoid deterioration in loan assets by disposing of non-performing loans
  - Encouragement of use of the secondary market and diversification of risk by increasing personal loans

6. Measures to secure financial sources sufficient to respond to cancellation, reimbursement, redemption, or repayment using profit in relation to stocks involving the issuance of shares, etc. and borrowings

(1) Concept of cancellation, reimbursement, redemption, or repayment

- Further improvement of profitability by enhancing management resources and promoting rationalization of management
- Further efforts to secure financial sources to repay public funds by increasing retained earnings

(2) Movement of surplus

It is estimated that the amount of surplus will be about ¥480 billion at the end of the year to March 2008, and it is likely that a source sufficient to repay the public funds of ¥400.25 billion received in exchange for the issuance of preferred stocks will be secured.

(Unit: yen billion)

Surplus plan	FY3/03 Actual	FY3/04 Projection	FY3/05 Projection	FY3/06 Projection	FY3/07 Projection	FY3/08 Projection
Holding company's surplus [(i)]	16.8	16.9	13.6	20.9	27.9	34.1
Surplus of two subsidiary banks [(ii)]	13.5	56.3	138.1	255.2	394.3	533.2
Retained surplus, outflow equivalent [(iii)]	-2.1	-9.3	-22.9	-42.3	-65.3	-88.3
Surplus [(i)+(ii)+(iii)]	28.2	63.9	128.7	233.9	356.9	479.0

(annotation) Outline of public funds (preferred stocks)
Amount received: ¥400.25 billion
Time of conversion at one time: August 2009

7. Measures to ensure the sound financial affairs and sound and proper business management

(1) Status of risk management

(i) Framework of management

With the upper limit of risks that can be assumed by the holding company being set as the total risk amount, the risk amount will be set and allocated by subsidiary bank each term.

(ii) Risk management at the holding company

- The necessary checking and management of risks at subsidiary banks will be conducted at executive committee meetings and meetings of the Board of Directors of the holding company. Monitoring should be conducted by proper division of the holding company.
- Participation of full-time directors of the holding company in executive committee meetings of subsidiary banks.

(iii) Risk management at subsidiary banks

- Based on a policy of developing a system to manage risks by the holding company for the entire group, compilation of a specific development plan and further enhancement of the management system will be promoted.
- The status of risks will be reported by subsidiary banks to the holding company on a regular basis, and overall consistency throughout the Group will be ensured by holding discussions at the time of reviewing the management system.

(iv) Internal Audit

The effectiveness and appropriateness of the risk management system will be examined by a dedicated internal audit section independent of other divisions.

(2) Status of approval authority involving asset management

- A system to prevent excessive concentration of authority and excessive delegation of authority will be established under different classes of internal rules.
- The revision and abolition of regulations stipulating details of lending authority and delegation of authority will be strictly controlled as decision items of the Board of Directors.

(3) Write-off/provision policy

(i) Voluntary/active write-off/provision policy

- We plan to write off and provide for claims at a satisfactory level in response to the extent of credit risk in compliance with the commercial law and accounting principles based on the result of self-assessment system as well as actual past bad debts.
- In line with the purpose of the "adoption of the discounted cash flow ("DCF") method concerning provisions" indicated in the "Program for Financial Revival," we plan to write off and provide for non-performing loans of large-lot borrowers classified as borrowers requiring monitoring and corporate borrowers at risk of failure under the DCF method from the year ended March 2003, whose future cash flow is possible to estimate reasonably.

(ii) Prospect for write-off/provision through internal corporate rating

For debts divided/classified based on the assessment of assets, write-off/provision will be implemented under the standards.

(iii) Policy for disposal/collection through the sale of non-performing loans

We plan to accelerate the disposal of non-performing loans so that the non-performing loan issue can be resolved by March 2005.

- Claims under borrowers in virtual bankruptcy and below: To reach the write-off goals (two years/three years, 50%/80% rule), we will promote sales of claims to the Resolution and Collection Corporation ("RCC") and external investors, while actively using the RCC trust scheme, etc.
- Claims under close observation: We will step up revitalization support by helping companies requiring revitalization, compiling a revitalization plan and using the corporate revitalization fund or Industrial Revitalization Corporation of Japan, etc. as necessary.

(iv) Concept of waiver of claims

We plan to waive claims in accordance with "Guideline for Multi-Creditor Out-of-Court Workouts" after comprehensively reviewing the appropriateness and rationality of the revitalization plan. The following will constitute the basic principles;

- That it can be determined that the continuation of the company involved is socially significant, and private liquidation will reduce the loss of the value of operations accompanied by legal liquidation.
- That there is sound economic reasoning for the Group.
- That the company involved is making the best possible efforts on its own to revitalize, and management and shareholder responsibility are clarified.

(4) State of evaluation profit/loss and future disposal policy

Based on the recognition that reducing policy-related stockholdings is one of the most important challenges, we plan to reduce the balance of stockholdings to the equity capital level in a short period.

When disposing of our stockholdings, we will utilize the Bank of Japan and Bank's Shareholdings Purchase Corporation.

In addition, we will set up a new subsidiary specializing in the management and administration of stocks in September 2003, by contributing a portion of our cash and stockholdings, thereby enabling central and effective control of stockholdings using a hedge approach, to reduce the balance of stockholdings of the entire Group.